Exhibit 5

         July 11, 2003

Baldwin Bancshares, Inc.
2501 N. Columbia Street
Milledgeville, Georgia 31057-1087

RE:
Agreement and Plan of Reorganization between GB&T Bancshares, Inc. ("GB&T")
and Baldwin Bancshares, Inc. ("BBI")

Gentlemen:

        We have acted as Counsel to GB&T Bancshares, Inc., a corporation organized and existing under the laws of the State of Georgia with its principal offices located in Gainesville, Georgia, in connection with the Agreement and Plan of Reorganization (the "Merger Agreement") with Baldwin Bancshares, Inc., a bank holding company organized and existing under the laws of the State of Georgia, with its principal offices located in Milledgeville, Georgia. This opinion is furnished to you pursuant to section 9.3(d) of the Merger Agreement, and GB&T has requested that we deliver this opinion to you. All capitalized terms not otherwise defined herein shall have the meanings attributed to them in the Merger Agreement.

        In our capacity as such Counsel, we have participated in the preparation and execution of the Merger Agreement, its Schedules and Exhibits. In addition, we have (a) conferred with officers and agents of GB&T; (b) examined such corporate documents, records and certificates of GB&T, including the Articles of Incorporation, the Bylaws and the proceedings under which the transactions contemplated by the Merger Agreement were approved; (c) and examined such Federal and State laws, rule and regulations, and made such other investigations as we have deemed necessary or appropriate for the purposes of rendering this opinion.

        We have also participated in the preparation and execution of Form S-4 filed with the Securities and Exchange Commission for the registration of the shares contemplated to be issued and registered under the Merger Agreement.

        In our examination, we have assumed the genuineness of all signatures and the authenticity of all materials submitted to us as originals and their conformity with the originals of all materials submitted to us as copies. We have further assumed (a) the due authorization, execution and delivery by all parties other than GB&T and of all agreements and documents that are to be executed and delivered by such other parties pursuant thereto; (b) the accuracy of the representations and warranties made by GB&T, as applicable, in or pursuant to the Merger Agreement; and (c) that the Merger Agreement and documents related thereto are valid, binding and enforceable obligations of all of the parties thereto other than GB&T. As to matters of fact relative to conclusions of law, we have relied, to the extent reasonably necessary, upon information supplied by GB&T and upon certificates and other statements of public officials.

        Based upon and subject to the foregoing, we are of the opinion that:

1.
GB&T is a corporation organized and existing under the laws of the State of Georgia, in good standing therein, with corporation power and authority to conduct its business as now conducted and to own and use its Assets.

2.
GB&T's authorized capital stock consists of 20,000,000 shares of GB&T common stock, of which 5,635,478 shares were issued and outstanding as of March 31, 2003. The outstanding shares of GB&T common stock are duly authorized by all necessary corporate action on the part of GB&T and are validly issued, fully paid and nonassessable. None of the outstanding shares of GB&T common stock have been issued in violation of any statutory preemptive rights.

3.
The shares of GB&T common stock to be issued in exchange for BBI common stock upon consummation of the Merger have been duly authorized by all necessary corporate action and,

  when issued as provided for in the Merger Agreement, will be validly issued, fully paid and nonassessable. None of the shares of GB&T common stock to be exchanged for BBI common stock upon consummation of the Merger will be issued in violation of any statutory preemptive rights.

4.
The execution and delivery by GB&T of the Merger Agreement and consummation by GB&T of the transactions provided in the Merger Agreement: (a) do not violate any provisions of the Articles of Incorporation or Bylaws of GB&T or any GB&T Company; and (b) do not violate or constitute a breach of, or a default under, any material Contract or Order to which a GB&T Company is a party.

5.
The Merger Agreement has been duly executed and delivered by GB&T and is enforceable against GB&T.

        The foregoing opinions are further subject to the following:

(a)
Our opinion as to enforceability may be limited by (i) applicable bankruptcy, insolvency and other laws (and including without limitation fraudulent conveyance and other laws of similar import), (ii) equitable principles affecting creditors' rights generally, and by the discretion of the courts in granting equitable remedies and (iii) the possible unenforceability of waivers or advance consents as to the jurisdiction of courts, the venue of actions or the right to jury trial (regardless of whether such enforceability is considered in a proceeding at law or in equity and regardless of whether such limitations are derived from constitutions, statutes, judicial decisions or otherwise).

(b)
No opinion is expressed as to the laws of any county, city or other political subdivision of any state, nor of any state other than the State of Georgia.

        This opinion letter is delivered in connection with the consummation of the transactions contemplated in the Merger Agreement, may be relied upon only by you in connection therewith, may not be relied upon by you for any other purpose or by anyone else for any purpose, and may not be quoted, published or otherwise disseminated without our prior written consent.

HULSEY, OLIVER & MAHAR, LLP
By:	/s/ SAMUEL L. OLIVER Samuel L. Oliver